File #82-4555

BLACKROCK

September 4, 2003

03032179

03 SEP 23 AM 7:21

SUPPL

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Interim report for the Six Months Ended June 30, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

9/23

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

BUILDING VALUE THROUGH

HEAVY OIL

BLACKROCK

VENTURES INC.

File # 82-4555

03 SEP 23 AM 7:21

Q2 Quarterly Report

For the six months ending June 30, 2003

Highlights

Highlights of current activities:

- Continued drilling success at Seal – five horizontal wells drilled in Q2, application to construct a 10,000 barrel per day battery approved.
- Engineering and design of the Seal pipeline is progressing, application to construct to be filed shortly.
- Lower heavy oil prices results in lower cash flow and earnings in Q2 2003 compared to Q2 2002.
- Current conventional production at 4,000 barrels per day, on target to reach 5,500 barrels per day by year-end.

	Three months ended June 30,		Six months ended June 30,	
Financial	**2003**	2002	**2003**	2002
(in thousands, except per share amounts)				
Revenue[1]	**$ 5,375**	$ 6,537	**$ 13,838**	$ 11,206
Cash flow	**$ 2,012**	$ 3,341	**$ 6,607**	$ 5,397
Per share	**$ 0.03**	$ 0.05	**$ 0.09**	$ 0.09
Net earnings	**$ 503**	$ 1,185	**$ 2,193**	$ 1,596
Per share	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.03
Capital expenditures	**$ 6,044**	$ 3,088	**$ 13,825**	$ 5,694
Working capital	**$ 25,601**	$ 18,354	**$ 25,601**	$ 18,354
Common shares outstanding (000s)	**73,158**	67,049	**73,158**	67,049
Operating				
Sales (boe/day)				
Conventional properties	**2,798**	3,074	**2,932**	2,868
Hilda Lake	**461**	458	**447**	503
	3,259	3,532	**3,379**	3,371
Average prices ($/bbl)				
Conventional properties	**$ 21.11**	$ 23.37	**$ 26.07**	$ 21.59
Hilda Lake	**$ 21.74**	$ 21.31	**$ 25.84**	$ 18.99

[1] The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

SEAL

Central Block

Activities were curtailed in the second quarter due to a longer than anticipated spring break-up followed by heavy rains in June. BlackRock drilled five horizontal wells on the Central block during the quarter. These wells, plus the seven wells drilled in the first quarter, were completed in June; however, most of these wells were not put on continuous production until mid July. Initial production results indicate that each of these wells will produce in excess of 200 barrels of oil per day. BlackRock has 15 additional horizontal wells planned for the Central block in 2003. This drilling program began in late July. A further 45 wells are planned for 2004 on this block. BlackRock has a 50 percent working interest in the Central block.

East Block

No new activity occurred on the Eastern block during the second quarter. We expect to submit a development application for up to 40 horizontal wells on this block in the third quarter.

North Block

On the Northern block, the horizontal well that was drilled this winter was placed back on production in July and is currently producing approximately 200 barrels of oil per day. Delineation work, to follow-up the success achieved this past winter on this block will begin this winter.

Peace River Block

BlackRock drilled a successful horizontal well on the Peace River block this winter. The well is now shut-in as it is presently only accessible in the winter. Plans for next winter include further testing of this well along with delineation wells to determine the size of this resource. BlackRock has a 100 percent working interest in 8.25 sections of land on this block.

BlackRock recently acquired an additional 6,100 net acres of Crown land in the Seal area.

Infrastructure

In the second quarter, BlackRock received regulatory approval for the construction of a 10,000 barrel per day heavy oil processing facility. The battery is expected to be commissioned in the fourth quarter this year and is designed for expansion to 15,000 barrels per day. BlackRock will have a 50 percent working interest in the facility.

BlackRock and its partners have selected a final pipeline route and are completing detailed engineering for the 85 kilometre pipeline planned for the Seal area. BlackRock will submit the formal pipeline application with the Alberta Energy and Utilities Board (AEUB) in the third quarter. Capital costs for the pipeline have been revised upward to $36 million, which will provide increased capacity for up to 50,000 barrels of oil per day. BlackRock will have a 45 percent working interest in the pipeline. Construction will begin this winter, with an anticipated start-up in mid 2004.

Hilda Lake SAGD Pilot

Work is progressing on the commercial development application at Hilda Lake. During the second quarter we received an additional request for supplementary information to our original application, which we have recently responded to. BlackRock anticipates it will receive regulatory approval for the project in 2003. The Hilda Lake commercial project is expected to recover over 190 million barrels of heavy oil over a 25 year project life.

The pilot continues to operate at production rates of about 450 barrels of oil per day. Production is restricted due to limited steam generation capacity at the facility. We had previously advised that our gas reserves on the lease, which are used to operate the steam generators, are depleted and that we had anticipated buying gas beginning in the summer-time. To date, we have not had to buy gas but we still expect to have to purchase up to one million cubic feet of gas per day later this year.

Lloydminster

At Lloydminster, BlackRock drilled two wells in the area during the second quarter, resulting in one heavy oil well and one dry hole. The successful well was drilled at Marsden, which was a follow-up to a successful well we drilled last fall. The well is currently producing 75 barrels of oil per day from the Sparky formation. BlackRock has a 100 percent interest in this well. BlackRock has drilled three additional successful wells at Lloydminster in July and has a six well drilling program planned for the area later in the fall.

Production

Oil production for the three months ended June 30, 2003 was 3,259 barrels per day, compared with 3,532 barrels per day for the same period in 2002. Second quarter production was down 7 percent from the first quarter due, in part, to spring break-up followed by heavy rains at Seal which resulted in production being shut-in. The twelve wells at Seal that were drilled in the first and second quarter are now on production which has resulted in current Company production increasing to approximately 4,400 barrels of oil per day (4,000 barrels per day of conventional production). The production disruptions at Seal will be mitigated when the battery and pipeline are installed.

AVERAGE DAILY PRODUCTION

	Three months ended June 30,		Six months ended June 30,	
(bbls/d)	**2003**	2002	**2003**	2002
Seal	**784**	908	**831**	809
Lloydminster	**2,014**	2,166	**2,101**	2,059
	2,798	3,074	**2,932**	2,868
Hilda Lake	**461**	458	**447**	503
	3,259	3,532	**3,379**	3,371

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

During the second quarter, crude oil prices dipped from levels reached in the first quarter, although they remained strong relative to long term averages. In the second quarter of 2003, crude oil prices (WTI) averaged US$28.91 per barrel, 15 percent lower than crude prices for the first quarter of the year, but 10 percent higher than crude prices for the second quarter of 2002. The decrease in prices from the first quarter reflected the reduction of fighting in Iraq and the increase in production quotas by OPEC.

Heavy oil differentials narrowed in the second quarter as is typical in the summer months. During the second quarter, the Bow River heavy oil differential averaged US$6.39 barrel, a 15 percent reduction from the first quarter.

The other factor that impacted oil prices for Canadian producers is the improvement in the Cdn/US dollar exchange rate. The Canadian dollar averaged US$0.72 in the second quarter of 2003 compared with US$0.64 in the comparable period last year. The improvement in the exchange rate effectively reduces the Canadian dollar price received for a barrel of oil. A one cent change in the exchange rate has an approximate $400,000 effect on annualized revenues of BlackRock.

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Crude oil price (US$)	**28.91**	33.86	28.14	28.27	26.25	21.64
Bow River heavy differential (US$)	**6.39**	7.50	7.62	5.38	5.41	5.17
Bow River reference price as a % of WTI	**78**	78	73	81	79	76
Average exchange rate	**0.72**	0.66	0.64	0.64	0.64	0.63
BVI average wellhead price (Cdn$)	**21.11**	30.65	23.63	27.97	23.37	19.51

QUARTERLY COMPARISON

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Production (bbls/day)	**2,798**	3,068	2,916	3,059	3,074	2,659
Revenue ($000s)	**5,375**	8,463	6,338	7,870	6,537	4,669
Cash flow from operations ($000s)	**2,012**	4,595	2,782	4,125	3,341	2,056
Net earnings ($000s)	**503**	1,690	581	1,639	1,185	411
Per share	**0.01**	0.02	0.01	0.02	0.02	0.01

Results of Operations

Gross revenues for the three months ended June 30, 2003 decreased 18 percent to $5.4 million from $6.5 million for the same period in 2002. The decrease in revenues was due to a 10 percent decrease in wellhead prices received in the quarter and a 9 percent decrease in oil sales volumes. While oil prices remained relatively strong in the second quarter, the decrease in average wellhead price reflects lower WTI prices and an increase in the Cdn/US dollar exchange rate, offset by moderately lower heavy oil differentials. In addition, wellhead prices in the second quarter were impacted by higher transportation costs due to the extended break-up period. This was particularly evident in the Seal area where transportation costs increased from $5.15 per barrel to close to $9 per barrel. The lower heavy oil prices combined with higher transportation charges resulted in BlackRock's average wellhead price dropping from $30.65 in the first quarter of 2003 to $21.11 per barrel in the second quarter. Crude oil production from BlackRock's conventional heavy oil properties was 2,798 barrels of oil per day for the three months ended June 30, 2003 compared with 3,074 barrels of oil per day for the same period in 2002. The decrease is due to production being shut-in or curtailed during break-up, especially in the Seal area, and normal production declines in the Lloydminster area. Production will increase in the third quarter as wells from the first half drilling activity are put on production.

For the six months ended June 30, 2003, production revenues rose to $13.8 million, a 23 percent increase from 2002.

Royalties in the second quarter were $0.9 million, or 17 percent of revenues. For the comparable period last year, royalties were $1.1 million, or 17 percent of revenues. This royalty rate is expected to decrease as future production from the Seal area will be subject to the 1 percent oil sands royalty rate.

Operating costs were $2.0 million in the second quarter of 2003, a small increase from $1.9 million in the first quarter of the year and $1.7 million from the second quarter of 2002. On a per barrel basis, operating costs were $7.73 in the second quarter of the year compared with $6.14 in 2002. The increase from last year on a per barrel basis reflects higher costs associated with mature fields in Saskatchewan and the fact that production was lower in the quarter.

General and administrative costs were $0.5 million for the three months ended June 30, 2003, comparable to the first quarter of the year but an increase from $0.3 million for the second quarter of last year. The increase is due to, among other things, additional staff to manage the increased size of the Company's operations. For the first half of 2003, general and administrative costs were $1.0 million compared to $0.7 million for the first half of last year. On a per barrel basis, costs were $1.82 in 2003 compared to $1.41 in 2002. In addition, BlackRock capitalizes a portion of its salaries related to exploration activities. During the second quarter of 2003, $118,000 of expenses were capitalized, comparable to 2002.

Depletion and depreciation expense increased to $3.4 million or $6.49 per barrel in the first half of 2003 compared to $2.6 million or $5.10 per barrel for the same period last year. The overall increase reflects higher production levels. The increase in the depletion rate is due, in part, to such things as up-front infrastructure costs at Seal. We expect these rates to decrease as we fully develop Seal and these costs are amortized over a larger reserve base.

NETBACKS ($/boe)	**Q2 2003**	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Revenue	**$ 21.11**	$ 30.65	$ 23.63	$ 27.97	$ 23.37	$ 19.51
Royalties	**3.64**	5.20	3.48	4.49	4.00	3.34
Operating costs	**7.73**	7.05	8.38	7.23	6.14	5.14
Field netback	**$ 9.74**	$ 18.40	$ 11.77	$ 16.25	$ 13.23	$ 11.03

During the second quarter, BlackRock's provision for income taxes was $62,000. This amount included current tax expense of $223,000 and a future tax recovery of $161,000. Current tax expense represents federal Large Corporation Tax and the Saskatchewan Resource Surcharge. The Company does not expect to pay income taxes in 2003. The provision for future income taxes includes a non-recurring benefit of $0.4 million related to the recent changes in resource taxation in Canada. These changes, to be phased in over five years, include the reduction in the federal tax rate by 7 percent, the elimination of the resource allowance deduction and the introduction of a deduction for Crown royalties.

Cash flow from operations was $2.0 million, or $0.03 per share, in the second quarter of 2003, a 40 percent drop from the second quarter of 2002. The decrease reflects lower crude oil prices and sales volumes in the quarter. For the first six months of 2003, cash flow from operations increased 22 percent to $6.6 million from $5.4 million for the first half of 2002. Net income for the first half of 2003 was $2.2 million, or $0.03 per share, compared with earnings of $1.6 million in 2002.

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the second quarter of 2003, the project sold an average of 461 barrels of oil per day, generating net revenues of $0.3 million (2002 - $0.4 million). For the three months ended June 30, 2003, wellhead prices at Hilda Lake averaged $21.74 per barrel, compared to $21.31 per barrel for the same period in 2002.

Liquidity and Capital Resources

Capital expenditures were $6.0 million in the second quarter and $13.8 million for the first six months of 2003. During the first half of 2003, the Company drilled 14 horizontal wells and 11 vertical evaluation wells at Seal, and two vertical wells at Lloydminster. Capital expenditures in the first half of the year include $2 million of equipment costs related to the heavy oil battery being built in the Seal area. This program has been financed from cash flow and existing working capital. During 2003, the Company also issued 800,000 common shares as a result of the exercise of stock options, generating funds of $0.5 million.

As at June 30, 2003, BlackRock had working capital of $25.6 million and no long term debt.

At the annual meeting of shareholders held on May 13, 2003, our shareholders passed resolutions approving the Company's shareholder rights plan for the next three years and to amend the Company's stock option plan to increase the maximum number of common shares reserved for issuance by 3,000,000 common shares.

Outlook

While the extended spring break-up has affected the timing of certain activities we believe our 2003 capital expenditure program will remain at about $35 million. This activity will be financed from existing capital resources. We expect that this program will result in BlackRock exiting 2003 with conventional production of about 5,500 barrels of oil per day. Our focus on Seal will remain the same – we intend to balance additional drilling activity with the construction and installation of area infrastructure.

John Festival
President
August 13, 2003

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

BALANCE SHEETS
(unaudited)

As at (Cdn$ in thousands)	June 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and term deposits	$ 28,431	$ 34,054
Accounts receivable	4,321	4,199
Prepaid expenses	107	187
	32,859	38,440
Oil and gas properties (note 2)	60,089	49,435
Other assets	60	60
	$ 93,008	$ 87,935
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accruals	$ 7,258	$ 6,111
Provision for site restoration	1,421	1,156
Future income taxes	7,848	6,880
	16,527	14,147
Shareholders' equity		
Common shares (note 3)	81,169	80,669
Deficit	(4,688)	(6,881)
	76,481	73,788
	$ 93,008	$ 87,935

STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
(Cdn$ in thousands, except per share amounts)	**2003**	2002	**2003**	2002
Revenue				
Oil and gas	**$ 5,375**	$ 6,537	**$ 13,838**	$ 11,206
Royalties	**(928)**	(1,118)	**(2,364)**	(1,918)
	4,447	5,419	**11,474**	9,288
Operating expenses				
Production	**1,969**	1,719	**3,916**	2,950
General and administrative	**476**	266	**967**	730
Depletion and depreciation	**1,670**	1,367	**3,446**	2,645
	4,115	3,352	**8,329**	6,325
	332	2,067	**3,145**	2,963
Other income				
Interest income	**233**	108	**505**	136
Earnings before taxes	**565**	2,175	**3,650**	3,099
Provision for income taxes				
Current taxes	**223**	201	**489**	347
Future income taxes	**(161)**	789	**968**	1,156
	62	990	**1,457**	1,503
Earnings for the period	**503**	1,185	**2,193**	1,596
Deficit, beginning of period	**(5,191)**	(10,286)	**(6,881)**	(10,697)
Deficit, end of period	**$ (4,688)**	$ (9,101)	**$ (4,688)**	$ (9,101)
Earnings per share (note 5)				
Basic	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.03
Diluted	**$ 0.01**	$ 0.01	**$ 0.03**	$ 0.02

STATEMENTS OF CASH FLOWS
(unaudited)

(Cdn$ in thousands, except per share amounts)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Cash provided by (used in):				
Operating activities				
Earnings for the period	$ 503	$ 1,185	$ 2,193	$ 1,596
Non-cash charges to earnings				
Depletion and depreciation	1,670	1,367	3,446	2,645
Future income taxes	(161)	789	968	1,156
Cash flow from operations	2,012	3,341	6,607	5,397
Net change in non-cash working capital	1,726	(284)	1,502	(1,853)
	3,738	3,057	8,109	3,544
Investment activities				
Additions to oil and gas properties	(6,044)	(3,088)	(13,825)	(5,694)
Other assets	(11)	(4)	(11)	(4)
Net change in non-cash working capital	(4,528)	78	(396)	2,061
	(10,583)	(3,014)	(14,232)	(3,637)
Financing activities				
Net proceeds on issue of common shares	500	167	500	17,492
Increase (decrease) in cash	(6,345)	210	(5,623)	17,399
Cash and short-term deposits, beginning of period	34,776	18,882	34,054	1,693
Cash and short-term deposits, end of period	$ 28,431	$ 19,092	$ 28,431	$ 19,092
Supplemental disclosure:				
Cash interest received	$ 259	$ 105	$ 495	$ 121
Cash taxes paid (capital tax and Large Corporation Tax)	$ 162	$ 156	$ 428	$ 302

Notes to Financial *Statements*

(unaudited)

Six months ended June 30, 2003

1. BASIS OF PRESENTATION

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2002. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2002 annual report.

2. OIL AND GAS PROPERTIES

(Cdn$ in thousands)	June 30, 2003	December 31, 2002
Petroleum and natural gas interests	$ 61,484	$ 46,991
Accumulated depletion and depreciation	(15,081)	(11,911)
	46,403	35,080
Hilda Lake SAGD project	13,686	14,355
	$ 60,089	$ 49,435

During the six months ended June 30, 2003, the Company capitalized $390,000 (2002 – $386,000) of general and administrative costs related to exploration and development activity.

At June 30, 2003, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,111,000 (2002 - $20,897,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

COMMON SHARES	Number of shares	Amount
		(Cdn$ in thousands)
Balance, December 31, 2002	72,357,638	$ 80,669
Stock options exercised	800,000	500
Balance, June 30, 2003	**73,157,638**	**$ 81,169**

(c) Stock options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of shares	Range of exercise prices per share	Average exercise price per share
Balance, December 31, 2002	5,514,634	$ 0.57 – 2.40	$ 1.35
Granted	87,500	2.22	2.22
Exercised	(800,000)	0.57 – 0.81	0.62
Balance, June 30, 2003	**4,802,134**	**$ 057 – 2.40**	**$ 1.49**

(d) Stock based compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. If the Company had applied the fair value method to all stock options granted after January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn$ in thousands, except per share amounts)	2003	2002
Net earnings for the period, as reported	$ 2,193	$ 1,596
Net earnings for the period, proforma	1,678	1,558
Earnings per share, as reported	0.03	0.03
Earnings per share, proforma	$ 0.02	$ 0.03

The following table sets out the weighted average assumptions used in applying the Black-Scholes model:

Fair value of options granted	100,000	$ 378,000
Risk-free interest rate	4.50%	5.15%
Expected life (in years)	5	5
Expected volatility	0.54	0.65
Dividends per share	–	–

4. Bank Credit Facilities

As at June 30, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4 percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At June 30, 2003, there were no advances outstanding under this facility.

5. Earnings Per Share

	Six months ended June 30, 2003	Six months ended June 30, 2002
Net earnings (Cdn$ in thousands)	$ 2,193	$ 1,596
Weighted average number of shares outstanding	72,557,638	62,784,593
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options	1,714,676	2,331,341
Basic earnings per share	$ 0.03	$ 0.03
Diluted earnings per share	$ 0.03	$ 0.02

6. Financial Instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of June 30, 2003, none of the Company's future production was hedged.

Corporate Information

DIRECTORS

Kenneth F. Williamson[2]
Chairman of BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

C. Bruce Burton[1]
Independent Consultant
Thornhill, Ontario

John Festival
President of BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy[1]
President, BelAir Energy Corporation
Calgary, Alberta

Kent J. MacIntyre[1,2]
Independent Businessman
Calgary, Alberta

Seymour Schulich[2]
Chairman
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee
[2] Governance Committee

OFFICERS

John Festival
President

Don Cook
Vice-President, Finance,
Chief Financial Officer and
Secretary

Brad Gardiner
Vice-President, Production

Timothy Kozmyk
Vice-President, Exploration

BANKERS
Canadian Western Bank
Calgary, Alberta

RESERVES ENGINEERS
Sproule Associates Limited
Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

HEAD OFFICE
#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
Website: www.blackrock-ven.com
Email: info@blackrock-ven.com

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
#600, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
Answer Line
(416) 643-5500
or toll-free throughout North America at
1-800-387-0825
Website: www.cibcmellon.ca
Email: enquiries@cibcmellon.ca

STOCK SYMBOL
Toronto Stock Exchange – "BVI"

BLACKROCK

#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
www.blackrock-ven.com